UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2006
                    ----------------------------------------
                        Commission File Number: 001-32199


                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F [X]                  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [_]                    No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated November 28, 2006.

                                                                       Exhibit 1


Ship Finance International Limited (NYSE: SFL)

Reports Results for Third Quarter 2006 and Declares Quarterly Dividend

Ship Finance International Limited ("Ship Finance" or the "Company") announced today the financial results for the third quarter ended September 30, 2006.

Highlights

     o The Board of Directors has declared a cash dividend of $0.53 per share with respect to the third quarter of 2006, consisting of a $0.50 ordinary base dividend and a supplementary extraordinary dividend of $0.03 per share.

     o Total operating revenues for the quarter was $121.8 million or $1.67 per share. Net income was reported at $45.7 million or $0.63 per share.

     o The Company's net income for the third quarter of 2006 was reduced by a $16.4 million ($0.22 per share) unrealized loss representing the change in the fair value of the Company's interest rate swaps related to its secured credit facilities. A part of the Company's debt is on floating rate terms and lower interest rates in the future will, if sustained, improve long term earnings.

     o For the first nine months of 2006, the Company estimates that a total of $63.9 million ($0.88 per share) in profit share from Frontline Ltd. has accumulated. Based on U.S. generally accepted accounting principles ("US GAAP"), $43.0 million ($0.52 per share) has been accounted for in the period, of which $37.5 million was included in the third quarter. The unrecognized income of $20.9 million ($0.29 per share) will be recognized in the fourth quarter provided Ship Finance's vessels continue to earn in excess of the fixed charter rates received from Frontline Ltd. ("Frontline").

     o The single-hull VLCC "Front Tobago" has been sold for a gross sales price of $45.0 million. Delivery to the new owners is expected in December 2007.

     o The single-hull Suezmax "Front Sunda" will be converted to a heavy-lift vessel. The vessel is expected to be delivered from the shipyard at the beginning of the second quarter of 2007. After delivery, the vessel will commence a new 10 year fixed-rate charter to Frontline Shipping II Limited.

     o Two Suezmax newbuildings have been ordered in China for delivery in 2009. The vessels will be marketed for medium to long-term charters, consistent with the Company's strategy.

Dividends and Results for the Quarter Ended September 30, 2006

The Board of Directors has reviewed the long term prospects for the Company including its significant fixed charter backlog and growth prospects, and decided to increase the ordinary cash dividend basis from $0.45 per share to $0.50 per share. In addition, the Board of Directors has decided to pay a supplementary extraordinary dividend of $0.03 per share, bringing the total dividend payment for the quarter to $0.53 per share. The dividend will be paid on December 21, 2006 to shareholders of record as of December 7, 2006. The ex dividend date is December 5, 2006.

The Company reported total operating revenue of $121.8 million, operating income of $86.3 million and net income of $45.7 million for the third quarter of 2006. Earnings per share for the quarter were $0.63.

As of September 30, 2006, the Company had interest rate swaps with a total notional principal of $740.4 million and an average interest rate of 4.42 percent per annum. In the third quarter other financial items include a loss of $16.4 million that is attributable to the mark-to-market valuations of interest rate swaps. The interest rate swaps are used to fix a portion of the interest rate on the Company's floating rate debt. The decrease in the mark-to-market valuations is attributable to lower interest rates compared to the end of the second quarter of 2006. A part of the Company's debt is on floating rate terms, and lower interest rates in the future will, if sustained, improve long term earnings.

As of September 30, 2006, the Company had total cash and cash equivalents of $31.6 million and restricted cash of $10.9 million. In addition, the Company had available undrawn credit lines in the amount of $196.7 million. Cash provided by operating activities in the quarter was $29.0 million, net cash provided by investing activities was $15.9 million and net cash used in financing activities was $46.6 million.

For the third quarter, operating revenues include $37.5 million of profit share due from Frontline under long term charter agreements. For the second quarter of 2006, $5.5 million of profit share was included in the operating revenues. For the first nine months of 2006, $43.0 million of profit share has been included in the operating revenues. The Company estimates that a total of $63.9 million in profit share has accumulated during the first nine months of 2006, of which $20.3 million in the third quarter. However this cannot be fully accounted for in accordance with US GAAP. The unrecognised income of $20.9 million will be recognised in the fourth quarter provided the vessels continue to earn in excess of the fixed charter rates received from Frontline.

Business Update

The Company's business model is to have a long term contract coverage and predictable cashflows from its vessels. The fleet, including seven vessels under construction, totals 61 vessels. As of September 30, 2006, the gross fixed-rate charter backlog amounts to $5.3 billion with an average charter tenure of 11.6 years. Some of our charters have purchase options which, if exercised, will reduce the fixed charter backlog and average charter tenure.

Fifty of our crude oil tankers operate on long term contracts to subsidiaries of Frontline. In addition to the fixed base charter rate, Ship Finance also receives 20% of the annual premium earnings in excess of an average of $26,597 for our VLCC's, $21,100 for our Suezmax crude oil tankers and $21,100 for our Suezmax OBO carriers. The earnings have consistently been above the minimum charter levels since the Company's inception in 2003.

The average daily time charter equivalents ("TCEs") earned by Frontline in the third quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $58,962, $40,374 and $30,767, respectively.

The average daily TCEs earned by Frontline for the first nine months in the spot and time charter period market from the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $60,149, $41,452 and $30,860, respectively.

Two Suezmax newbuildings have been ordered in China for delivery in the first and third quarters of 2009. The contract terms, payment schedule and delivery dates are considered to be attractive compared to other newbuilding orders reported in the market recently. The vessels will be marketed for medium to long-term charters, consistent with the Company's strategy.

The single-hull VLCC "Front Tobago" has been sold for a gross sales price of $45.0 million. Delivery to the new owners is expected in late December 2006 or early January 2007, and a compensation payment will be paid to Frontline for the cancellation of the charter. The sale is not expected to have a material impact on the Company's accounts.

The single-hull Suezmax "Front Sunda" will be converted to a heavy-lift vessel and the additional investment is estimated to be approximately $41 million. The vessel is expected to be delivered from the shipyard at the beginning of the second quarter of 2007, and "Front Sunda" will then commence a new 10 year fixed-rate charter to Frontline Shipping II Limited.

At the end of November, Ship Finance expects to take delivery of the first vessel in a series of five 2,850 TEU containerships to be chartered to Horizon Lines for an initial period of 12 years. The remaining vessels are estimated to be delivered to us in the first and second quarters of 2007. Horizon Lines has been granted fixed-price purchase options, first time after 5 years.

Ship Finance owns two 1,700 TEU container vessels; "Sea Alfa" and "Sea Beta". "Sea Alfa" is on a time charter to the Korean operator Heung A until May 2009. "Sea Beta" was on a bareboat charter to the Australian charterer PAN Logistics until the beginning of October, but the charterparty was cancelled as a consequence of PAN Logistics going into voluntary receivership. The charter was secured by a $2.7 million bank guarantee. "Sea Beta" is currently employed on a short term contract.

The jack-up drilling rig "West Ceres" (ex. Seadrill 3) was delivered to the Company in June 2006 and has been on a bareboat charter to Seadrill Ltd. for the entire third quarter. The charter period is 15 years. Seadrill has been granted fixed-price purchase options, first time after 3 years. "West Ceres" is accounted for as an investment in associate using the equity method.

The 1997 built Panamax dry bulk vessel Golden Shadow was delivered to the Company on September 11, 2006 and has been chartered to Golden Ocean Group Limited for a period of 10 years. Golden Ocean has been granted fixed-price purchase options, first time after 3 years. Golden Shadow is accounted for as an investment in associate using the equity method.

Corporate and Other Matters

In September the Company increased one of its existing secured credit facilities by $219.7 million. The additional funds are available on a revolving basis and can be used to fund the equity portion in new projects or as working capital in the Company. At the end of the third quarter, $196.7 million was undrawn.

After the sale of "Front Tobago" and conversion of "Front Sunda" to a heavy lift vessel, the Company will own nine VLCC and seven Suezmax crude oil tankers classified as single hull tankers. Of these, three vessels have double sides. The Company is pursuing further opportunities to extend the commercial life of the single-hull vessels, including potential conversions to other uses such as heavy-lift or floating production, storage and offloading vessel (FPSO) .

During the third quarter, the Company repurchased $8.0 million of its 8.5% Senior Notes due 2013. Net of the repurchased bonds, $449.1 million was outstanding at the end of the quarter. In addition, Senior Notes with a par value of $51.5 million is controlled under a Bond Swap Agreement, effectively reducing the interest expense to Libor + 1.00% p.a.

The Company plans to implement a dividend reinvestment plan (DRIP) and direct stock purchase plan (DSPP) for individual shareholders who wish to invest in shares in the Company on a regular basis. All relevant details for how to join this plan will be announced at a later stage.

On September 22, 2006, Mr Ole B. Hjertaker (39) was hired as CFO of Ship Finance Management AS. Mr. Hjertaker has extensive investment banking and commercial banking experience focused on the marine sector. Upon his commencement, Mr Hjertaker was awarded 150,000 options for Ship Finance shares, to be vested over three years.

Strategy and Outlook

The strategy of the Company is to increase its portfolio of assets and to employ its assets on medium to long term contracts. The Company will seek to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industry, and also by having a diversified client base.

During 2006 the Company has committed to new investments in excess of $650 million, and these investments are expected to increase the Company's fixed charter income and dividend distribution capacity.

The Company will aggressively pursue new projects, and additional investment opportunities are currently under consideration. The Company has capital available to fund the equity portion of new projects, including $196.7 million of undrawn amounts under credit facilities. Based on current financing levels available in the market for projects with long term charters, Ship Finance has the capacity to invest in projects with a costprice in excess of $800 million without raising additional equity capital.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 28, 2006
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:


Tor Olav Troim: Director, Ship Finance International Limited
+44 7734 976 575


Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006


Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243


                                  SHIP FINANCE INTERNATIONAL LIMITED THIRD QUARTER REPORT (UNAUDITED)

------------ --------------- ----------------------------------------------- --------------- ---------------- ----------------
     2005            2006          INCOME STATEMENT                                    2006             2005           2005
    Jul-Sep         Jul-Sep        (in thousands of $ except per share data)         Jan-Sep          Jan-Sep         Jan-Dec
                                                                                                                     (audited)
------------ --------------- ----------------------------------------------- --------------- ---------------- ----------------
    118,403         121,796        Total operating revenue   (1)                    296,816          295,572          437,510
          -               -        (Gain) loss on sale of assets                    (10,131)               -              654
      1,158             461        Voyage expenses                                    1,557            3,000            3,600
     31,411          30,164        Ship operating expenses                           87,488           82,729          110,240
        536           1,220        Administrative expenses                            2,678            1,621            2,447
      5,193           3,628        Depreciation                                      11,633           14,682           19,907
     38,298          35,473        Total operating expenses                         103,356          102,032          136,194
     80,105          86,323        Operating income                                 203,591          193,540          300,662
      1,048             769        Interest income                                    3,159            2,333            3,343
    (25,384)        (27,365)       Interest expense                                 (80,899)         (84,242)        (111,935)
          -           1,987        Results in associate                               1,914                -                -
      9,516         (16,027)       Other financial items                             (4,978)          14,862           17,528
        (19)             36        Foreign currency exchange gain (loss)                205              (21)             (52)
     65,266          45,723        Net income                                       122,992          126,473          209,546

      $0.87           $0.63        Basic earnings per share ($)                       $1.69            $1.69            $2.84

 74,606,272      72,743,737        Weighted average number of shares             72,771,210       74,781,057       74,560,108
 74,600,837      72,743,737        Common shares outstanding                     72,743,737       74,600,837       73,143,737
------------ --------------- ----------------------------------------------- --------------- ---------------- ----------------

------------
     (1)  For all vessels on finance lease,  the fixed charter payments are split in three elements;
          'Interest income',  'Repayment of investment in finance leases' and 'Service income'.  The
          'Interest income' and the 'Service income' are included in the Company's Income Statement.
          'Repayment  of  investment  in finance  leases'  is not  included  in the Total  operating revenues,  and  appears  in the  Statement  of  Cashflows  and in the  Balance  Sheet as a
          reduction of the balance "Investment in finance leases" .




--------------------------------------------------------------------------- ---------------- ---------------- ----------------
BALANCE SHEET
(in thousands of $)
                                                                                      2006             2005           2005
                                                                                     Sep 30           Sep 30         Dec 31
                                                                                                                    (audited)
--------------------------------------------------------------------------- ---------------- ---------------- ----------------
ASSETS

Short term
Cash and cash equivalents                                                            31,621           68,944           32,857
Restricted cash                                                                      10,924            2,864            1,575
Amount due from related parties  (2)                                                 44,703            4,155           79,416
Other current assets                                                                138,074          148,391          109,092

Long term
Newbuildings and vessel purchase options                                             10,382                -                -
Vessels and equipment, net                                                          238,492          322,362          315,220
Investment in finance leases                                                      1,785,667        1,834,772        1,818,344
Investments in associates                                                            52,975                -                -
Deferred charges                                                                     16,910           18,512           17,846
Other long-term assets                                                               20,167           17,258           19,563
Total assets                                                                      2,349,915        2,417,258        2,393,913


LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term and current portion of long term interest bearing debt                   134,776          122,519          122,519
Other current liabilities                                                            19,569           23,082           12,201
Amount due to related parties                                                        11,113                -                -

Long term
Long term interest bearing debt                                                   1,603,772        1,702,768        1,671,138
Other long term liabilities                                                           9,139           27,154           26,533
Stockholders' equity  (3)                                                           571,546          541,735          561,522
Total liabilities and stockholders' equity                                        2,349,915        2,417,258        2,393,913
--------------------------------------------------------------------------- ---------------- ---------------- ----------------


------------
     (2)  Accumulated profit share included in amount due from related parties is 43.0 million as at
          September 30, 2006.

     (3)  As at September 30, 2006  Stockholders  equity  excludes $237.4 million of deferred equity which is being  recognised  over time.  In  connection  with the  initial  and  subsequent acquisitions  of  vessels  from  Frontline,  Ship  Finance  was  required  to  carry  over
          Frontline's  historical  book  values of the  vessels to its books,  and the excess of the aggregate  purchase price above their historical book value was treated as deferred equity and recorded as a reduction of the Investment in finance  leases.  This deferred equity is amortised  to  Stockholders'  equity  in line  with the  charter  payments  received  from
          Frontline.


----------- ------------- ----------------------------------------------------- ---------------- --------------- ---------------
    2005          2006         STATEMENT OF CASHFLOWS                                2006            2005              2005
   Jul-Sep       Jul-Sep       (in thousands of $)                                  Jan-Sep         Jan-Sep           Jan-Dec
                                                                                                                      (audited)
----------- ------------- ----------------------------------------------------- ---------------- --------------- ---------------
                               OPERATING ACTIVITIES
    65,266        45,723       Net income                                               122,992        126,473          209,546
                               Adjustments to reconcile net income to net
                               cash provided by operating activities
     8,192         4,519       Depreciation and amortisation                             13,836         31,706           36,431
         -            (2)      Unrealised foreign currency exchange (gain) loss               -              -
   (8,076)        16,261       Adjustment of financial derivatives to market value        7,339        (11,872)         (14,732)
         -             -       (Gain) loss on sale of assets                            (26,469)             -              654
         -        (1,987)      Result in associate                                       (1,914)             -                -
    (3,462)       (1,321)      Other                                                     (4,071)        (6,024)          (4,708)
   (21,395)      (34,227)      Change in operating assets and liabilities                46,048        104,447           53,643
    40,525        28,966       Net cash provided by operating activities                157,761        244,730          280,834

                               INVESTING ACTIVITIES
    25,794        31,484       Repayment of investments in finance leases                93,889         72,922           94,777
      (149)          (77)      Net maturities (placement) of restricted cash             (9,349)         2,515            3,804
    71,000             -       Sale of investment in finance lease                            -        229,800
       288             -       Acquisition of subsidiaries, net of cash acquired        (34,810)      (549,090)        (518,182)
         -             -       Proceeds from sale of vessels                             40,466              -          229,800
   (49,889)            -       Purchase of vessels                                            -        (49,889)         (79,772)
    12,535       (10,382)      Investment in newbuildings                               (10,382)             -                -
         -        (5,092)      Investment in associated companies                       (51,059)             -                -
    59,579        15,933       Net cash provided by (used in) investing activities       28,755       (293,722)        (269,573)


                               FINANCING ACTIVITIES
    (1,874)            -       Repurchase of shares                                      (7,212)        (5,874)         (33,083)
   141,950        31,000       Proceeds from long-term debt                              56,000      1,571,429        1,571,429
    (1,423)       (1,177)      Debt fees paid                                            (1,265)        (8,512)          (7,347)
  (178,659)      (37,677)      Repayment of long-term debt                             (110,780)    (1,221,874)      (1,253,503)
   (37,300)      (37,827)      Cash dividends paid                                     (110,569)      (112,201)        (148,863)
    (3,699)         (944)      Deemed dividends paid                                    (13,926)      (134,225)        (136,230)
   (81,005)      (46,625)      Net cash provided by (used in) financing activities     (187,752)        88,743          (7,597)


    19,099        (1,726)      Net (decrease) increase in cash and cash equivalents      (1,236)        39,751            3,664
    49,845        33,347       Cash and cash equivalents at start of period              32,857         29,193           29,193
    68,944        31,621       Cash and cash equivalents at end of period                31,621         68,944           32,857
----------- ------------- ----------------------------------------------------- ---------------- --------------- ---------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Ship Finance International Limited
                                         --------------------------------------
                                                     (Registrant)




Date  November 28, 2006                  By /s/ Ole Bjarte Hjertaker
                                            -----------------------------
                                                Ole Bjarte Hjertaker
                                                Chief Financial Officer


SK 23153 0001 726239